Exhibit 3.3

Section 10.3 of the Amended and Restated Limited Liability Company

Agreement of TravelCenters of America LLC,

as amended by the Amendment dated as of November 9, 2009  (marked):

Section 10.3           Indemnification of the Company.   To the fullest extent permitted by law, each Shareholder will be liable to the Company (and any Subsidiaries or Affiliates thereof) for, and indemnify and hold harmless the Company (and any Subsidiaries or Affiliates thereof)~~,~~ from and against, all costs, expenses, penalties, fines or other amounts, including, without limitation, reasonable attorneys’ and other professional fees, whether third party or internal, arising from such Shareholder’s breach of ~~any~~or failure to fully comply with any covenant, condition or provision of this Agreement or any Bylaws, including, without limitation, Sections 8.1 through 8.2 of Article VIII and Section 9.7 of Article IX and the provisions of any Bylaws that may address similar matters as those contained in such sections, or any action by or against the Company (or any Subsidiaries or Affiliates thereof) in which such Shareholder is not the prevailing party, and shall pay such indemnitee such amounts on demand, together with interest on such amounts, which interest will accrue at the rate of interest provided in any Bylaws of the Company for indemnification amounts payable by a Shareholder to any such indemnitee pursuant to this Section 10.3 or any Bylaws or if there are no Bylaws of the Company or if any such Bylaws which may be in effect do not provide for a rate of interest for any such amounts then the rate of interest for such amounts shall be the lesser of 15% per annum compounded and the maximum amount permitted by law, in each case from the date such costs or the like are incurred until the receipt of repayment by the indemnitee.